Exhibit (12)
The McGraw Hill Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2009		2008		2007		2006		2005
Earnings
Earnings from continuing operations before income tax expense (a)(b)(c)(d)(e)	$1,178,869		$1,299,060		$1,636,331		$1,413,461		$1,364,609
Fixed charges (f)	161,642		166,658		132,909		90,140		80,411

Total Earnings	$1,340,511		$1,465,718		$1,769,240		$1,503,601		$1,445,020

Fixed Charges(f) Interest expense	$88,553		$92,257		$64,362		$26,637		$19,622
Portion of rental payments deemed to be interest	72,084		73,396		68,380		63,503		60,789
Amortization of debt issuance costs and discount	1,005		1,005		167		—		—

Total Fixed Charges	$161,642		$166,658		$132,909		$90,140		$80,411

Ratio of Earnings to Fixed Charges:	8.3	x	8.8	x	13.3	x	16.7	x	18.0	x

(a)	2009 includes the impact of the following items: $15.2 million net pre-tax restructuring charge, a $13.8 million pre-tax loss on the sale of Vista Research, Inc. and a $10.5 million pre-tax gain on the sale of BusinessWeek.

(b)	2008 includes the impact of the following item: $73.4 million pre-tax restructuring charge.

(c)	2007 includes the impact of the following items: $43.7 million pre-tax restructuring charge and a $17.3 million pre-tax gain on sale of the mutual fund data business.

(d)	2006 includes the impact of the following items: $31.5 million pre-tax restructuring charge and a $21.1 million pre-tax reduction in operating profit related to the transformation of Sweets from a primarily print catalogue to bundled print and online services. In 2006, as a result of a new accounting standard for share-based payments, we incurred stock-based compensation expense of $136.2 million. Included in this expense is a one-time charge for the elimination of our restoration stock option program of $23.8 million. In 2005, stock-based compensation was $51.1 million.

(e)	2005 includes a $6.8 million pre-tax gain on sale of Corporate Value Consulting (CVC), a $5.5 million pre-tax loss on the sale of The Healthcare Information Group and a $23.2 million pre-tax restructuring charge.

(f)	“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 13 to our Consolidated Financial Statements for the year ended December 31, 2009), (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.